UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Blackstone Alternative Alpha Fund

(Name of Issuer)

Blackstone Alternative Alpha Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Arthur Liao

c/o Blackstone Alternative Asset Management L.P.

345 Park Avenue, 29th Floor

New York, New York 10154

(212) 583-5013

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James E. Thomas, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199-3600

(617) 951-7367

September 20, 2018

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$103,426,366(a)	$12,877(b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the estimated net asset value per share as of July 31, 2018.
(b)	Calculated at $124.50 per $1,000,000.00 of the Transaction Valuation.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2. Subject Company Information.

(a)

The name of the issuer is Blackstone Alternative Alpha Fund (the “Fund”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Massachusetts business trust. The principal executive office of the Fund is located at 345 Park Avenue, 29th Floor, New York, New York 10154 and the telephone number is (855) 890-7725.

(b)

The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are shares of beneficial interest (“Shares”) or portions thereof. As of the close of business on July 31, 2018, there were approximately 586,798 Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 88,020 Shares that are tendered by holders of the Fund’s Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 15% of the Fund’s Shares outstanding as of July 31, 2018. The Fund is one of two “feeder funds” that invests substantially all of its investable assets in Blackstone Alternative Alpha Master Fund.

(c)

Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Amended and Restated Agreement and Declaration of Trust, as amended (the “Declaration of Trust”).

Item 3. Identity and Background of Filing Person.

(a)

The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Blackstone Alternative Asset Management L.P. (“BAAM”) serves as the investment manager for the Fund. BAAM is located at 345 Park Avenue, 29th Floor, New York, New York 10154 and its telephone number is (855) 890-7725. The members of the Fund’s Board of Trustees (the “Board”) are John Brown, Frank Coates, Peter Gilbert, Kristen Leopold, Paul Lawler, and Peter Koffler (each, a “Trustee”). The Trustees may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4. Terms of the Transaction.

(a)(1) (i)

Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 88,020 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on October 22, 2018 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)

The purchase price of a Share (or portion thereof) tendered will be its net asset value as of the close of business on December 31, 2018 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. Such Shareholder will be issued a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the value of the Shareholder’s Shares accepted for purchase by the Fund determined as of the Valuation Date. The Note will be held for you by State Street Bank and Trust Company, the Fund’s administrator. Forms of the Acceptance Letter and the Note are attached as Exhibit (a)(1)(iv) and (a)(1)(v), respectively, and incorporated herein by reference.

(iii)

The Offer is scheduled to expire on October 22, 2018 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)

Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their Financial Advisor (instead of directly to State Street Bank and Trust Company). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)	Not applicable.

(b)	Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

Item 5. Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)

The Fund’s Prospectus dated July 31, 2018, and as amended and/or supplemented from time to time (“Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. BAAM expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations). The Declaration of Trust provides that the Board will call a meeting of Shareholders for the purpose of determining whether the Fund should be dissolved in the event that the Fund does not at least once during any 24-month period beginning after January 1, 2013, offer to repurchase Shares tendered in accordance with the procedures determined by the Board from time to time.

Item 6. Purposes Of This Tender Offer And Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(b),
(d)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of July 31, 2018, the following persons (the named individuals being the Trustees) own the number of Shares indicated in the below table.

Person	Shares	Percentage of the Fund’s Outstanding Shares
BAAM	0	0%
John Brown	0	0%
Frank Coates	113.76	0.02%
Peter Gilbert	0	0%
Kristen Leopold	0	0%
Paul Lawler	0	0%
Peter Koffler	0	0%

None of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions effected during the past sixty (60) days by the Fund, BAAM, or any Trustee or officer of the Fund, or any person controlling the Fund or BAAM, or by Blackstone Alternative Alpha Master Fund (the “master fund” in which the Fund invests substantially all of its assets), Blackstone Alternative Alpha Fund II (another “feeder fund” which invests substantially all of its assets in Blackstone Alternative Alpha Master Fund), or any Trustee or officer of Blackstone Alternative Alpha Master Fund or Blackstone Alternative Alpha Fund II.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.

(a)

The audited annual financial statements of the Fund dated March 31, 2018 and the schedule of investments of the Fund dated March 31, 2018, both filed with the SEC on EDGAR on Form N-CSR on May 30, 2018, are incorporated by reference. The Fund will prepare and transmit to Shareholders the audited annual financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 11. Additional Information.

(a)	(1) None.

(2)	None.

(3)	Not applicable.

(4)	None.

(5)	None.

(b)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a) (1) (i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii)	Offer to Purchase.

(iii)	Forms of Letter of Transmittal.

(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(v)	Forms of Promissory Note.

(vi)	Forms of Notice of Withdrawal of Tender.

(a)(2)-(4) Not applicable.

(b)	None.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE ALTERNATIVE ALPHA FUND

By:	/s/ Arthur Liao
Name:	Arthur Liao
Title:	Principal Financial and Accounting Officer

Dated: September 20, 2018

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Forms of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.

(a)(1)(v)	Forms of Promissory Note.

(a)(1)(vi)	Forms of Notice of Withdrawal of Tender.